August 5, 2005



Mail Stop 4561

VIA U.S. MAIL AND FAX 1-650-858-0139

Mr. Michael J. Schall
Senior Executive Vice President
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA  94303

RE:	Essex Portfolio L.P.
Form 10-K for the year ended December 31, 2004
File no. 333-44467-01

Dear Mr. Schall:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


							Sincerely,


Cicely Luckey
Branch Chief